UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN CAPITAL, LTD.

(Name of Applicant)

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

(Address of Principal Executive Office)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due 2013	Up to approximately $937,943,033 million aggregate principal amount
Senior Secured Floating Rate Amortizing Dollar Notes due 2013	Up to approximately $937,943,033 million aggregate principal amount
Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Notes due 2013	Up to approximately $550,000,000 million aggregate principal amount
Senior Secured Non-Amortizing Call-Protected Fixed Rate Dollar Notes due 2013	Up to approximately $550,000,000 million aggregate principal amount
Senior Secured Amortizing Adjustable Fixed Euro Notes due 2013	Up to approximately €14,842,253 million aggregate principal amount
Senior Secured Amortizing Adjustable Fixed Sterling Notes due 2013	Up to approximately £3,263,524 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Prepackaged Plan of Reorganization.

Name and Address of Agent for Service:	With a copy to:

Samuel A. Flax, Esq.	Christopher K. Aidun, Esq.
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary	Corey Chivers, Esq. Weil, Gotshal & Manges LLP
American Capital, Ltd.	767 Fifth Avenue
2 Bethesda Metro Center, 14th Floor	New York, NY 10153
Bethesda, Maryland 20814	(212) 310-8000
(301) 951-6122

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

This Amendment No. 1 to Form T-3 is being filed solely to provide updated information under Item 2, which has been provided in full, and to file Supplement No. 1 to the Offering Memorandum and Disclosure Statement as an additional Exhibit T3E.3.

GENERAL

2. SECURITIES ACT EXEMPTION APPLICABLE.

Explanatory Note: On May 3, 2010, the Company commenced an out-of-court restructuring of its outstanding unsecured indebtedness. If the out-of-court restructuring is not completed, the Standby Plan (as defined below) may be implemented. The information provided below and this filing relate only to the Standby Plan, if implemented.

As described in the Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated May 3, 2010 attached hereto as Exhibit T3E.1, as amended by the Confidential Supplement No. 1 thereto, dated June 9, 2010, attached hereto as Exhibit T3E.3 (collectively, the “Offering Memorandum and Disclosure Statement”), the accompanying Ballot and related offer materials (as amended and supplemented from time to time, the “Offer Documents”), the Company is offering to exchange its outstanding $83,751,697 aggregate principal amount outstanding 5.92% Senior Notes Series A due September 1, 2009, $94,928,312 aggregate principal amount outstanding 6.46% Senior Notes Series B due September 1, 2011, $134,263,024 aggregate principal amount outstanding 6.14% Senior Notes Series 2005-A due August 1, 2010, $75,000 aggregate principal amount of the Company’s Floating Rate Senior Notes Series 2005-B due October 20, 2020, $550,000,000 aggregate principal amount outstanding 6.85% Senior Notes Series 2007-A due August 1, 2012, €14,842,253 5.177% Senior Notes, Series 2006-A due February 9, 2011 and £3,263,524 6.565% Senior Notes, Series 2006-B due February 9, 2011 (together, the “Existing Notes”) for, as applicable, Senior Secured Non-Amortizing Call-Protected Floating Rate Dollar Notes due December 31, 2013, Senior Secured Non-Amortizing Call-Protected Fixed Rate Dollar Notes due December 31, 2013, Senior Secured Amortizing Floating Rate Dollar Notes due December 31, 2013, Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due December 31, 2013, Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due December 31, 2013 and Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due December 31, 2013 (together, the “New Secured Notes”), pursuant to a standby prepackaged plan of reorganization (the “Standby Plan”) under Chapter 11 of Title 11 of the United States Code (the “Code”), which would only be implemented if the out-of-court exchange offers are not completed as described in the Offering Memorandum and Disclosure Statement. The terms of the Standby Plan are contained in the Offering Memorandum and Disclosure Statement. The New Secured Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T–3 (this “Application”). The Standby Plan, if implemented, would become effective on the date that is within 31 days after the later of (i) the date by which all conditions precedent to the consummation of the Standby Plan have been satisfied or waived or (ii) 14 days after the entry of the confirmation order (the “Effective Date”).

The issuance of the New Secured Notes pursuant to the Standby Plan would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Code. Section 1145(a)(1) of the Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Secured Notes to the holders of Existing Notes would satisfy the aforementioned requirements. To the extent that the solicitation of acceptances of the Standby Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 3, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	American Capital, Ltd. Third Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 2.a of the Registration Statement on Form N-2 (File No. 333-161421), filed on August 19, 2009).

Exhibit T3B.1	American Capital Strategies, Ltd. Second Amended and Restated Bylaws, as amended (incorporated herein by reference to Exhibit 3.2 of Form 10-Q, filed on August 11, 2008).

Exhibit T3C.1**	Form of Indenture between American Capital, Ltd. and Wilmington Trust FSB, as trustee (included as Annex A in Exhibit T3E.1 hereto).

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1**	Confidential Out-of Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated May 3, 2010.

Exhibit T3E.2**	Master Ballot for Voting to Accept or Reject the Prepackaged Plan or Reorganization of American Capital, Ltd.

Exhibit T3E.3*	Confidential Supplement No. 1, dated June 9, 2010, to Confidential Out-of Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated May 3, 2010.

Exhibit T3F.1**	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as Annex A in Exhibit T3E.1 hereto).

Exhibit 25.1**	Statement of eligibility and qualification on Form T-1 of Wilmington Trust FSB, as trustee under the Indenture to be qualified.

*	Filed herewith.
**	Previously filed and incorporated by reference to the Form T-3 of American Capital, Ltd. filed with the SEC on May 3, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Capital, Ltd., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and its seal to be hereunto affixed and attested, all in the city of Bethesda, and State of Maryland, on the 10th day of June, 2010.

AMERICAN CAPITAL, LTD.

By:	/S/ SAMUEL A. FLAX
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Attest:	/S/ JOHN ERICKSON
Name:	John Erickson
Title:	President, Structured Finance and Chief Financial Officer

[Signature Page to Form T-3]